Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No.: 001-34295

Transcript of the Liberty Media Corporation and Sirius XM Holdings Inc.

Joint Investor Call held on December 12, 2023

Unknown Operator

Greetings. Welcome to the Liberty Media and SiriusXM Joint Investor Conference Call. At this time, all participants are in listen-only mode. A question and answer session will follow the formal presentation. If you would like to ask a question, please press star, one, on your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. If anyone today should require operator assistance during the conference, please press star, zero, on your telephone keypad. Please note, this conference is being recorded.

I'll now turn the conference over to Hooper Stevens, Senior Vice President of Investor Relations and Finance. Mr. Stevens, you may begin.

Hooper Stevens

Senior Vice President of Investor Relations and Finance of Sirius XM Holdings Inc. (“SiriusXM”)

Good morning. Shane and I would like to thank you for joining us. Welcome to today's webcast where we will be discussing the transaction between Liberty Media and SiriusXM, to combine the Liberty SiriusXM tracking stock group with SiriusXM to create a new public company. I would like to remind everyone that certain statements made during the call might be forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995. These and all forward-looking statements are based upon management's current beliefs and expectations and necessarily depend upon assumptions, data or methods that may be incorrect or imprecise.

Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. For more information about these risks and uncertainties, please view SiriusXM's SEC filings. We advise listeners to not rely unduly on forward-looking statements and disclaim any intent or obligation to update them. As you listen to today's call, we will also invite you to follow along with the corresponding investor presentation which can be found in the presentation sections of both Liberty Media's and SiriusXM's investor relations websites.

On today's call, you'll hear from Greg Maffei, President and Chief Executive Officer of Liberty Media and Chairman of the SiriusXM Board of Directors, and Jennifer Witz, Chief Executive Officer of SiriusXM. And we have additional management representatives from Liberty and SiriusXM, if needed.

I'll now turn the call over to Greg.

Greg Maffei

President and Chief Executive Officer of Liberty Media Corporation (“Liberty Media”) and Chairman of the SiriusXM Board of Directors

Good morning and thank you. Sorry. Some background noise there. Turning to slide five, super excited to be announcing this deal today. Exciting transaction between Liberty and SIRI. Liberty first invested in SIRI in 2009 and has worked alongside management across multiple evolutions in the business strategy. When we first invested, SIRI had 19 million subs and new vehicle penetration was 46%. Today--hold on. I apologize.

So sorry, continuing. The dogs needed to be quieted. New vehicle penetration was 46%. Today, SIRI is the leading subscription business and has 34 million subs. Penetration is in the low 80s. And it continues to deliver unique and growing content in and out of the car and innovate on next generation platforms. This has been an incredible investment for Liberty. Our initial preferred stock of about $12,500, which had about, just over 40 percent interest in the company is now worth nearly $13 billion.

We have made some such subsequent investments, but with repurchases and dividends, Liberty has more than fully recouped our invested capital and still holds $16 billion of equity going for shareholders. Been a great investment for all shareholders. The total return on SIRI since Liberty invested has been over 5,000%. And the business is extremely well-positioned for future growth.

Let me turn you, if I could, to slide six. On today's transaction, we'll rationalize the dual corporate structure between LSXM and SIRI and create a cleaner, simplified entity. We believe the company will be better positioned going forward, with a future focus on the IR story based on the business rather than Liberty's ownership and what will happen to it. We think there'll be many benefits created for shareholders on the slide outlined, including enhanced trading liquidity and float, a reduced short interest, a broader investor base with greater liquidity in an asset-backed stock. We will eliminate the multi-class structure. There will be one SIRI investment class, one SIRI stock class, going to provide greater strategic flexibility and independence. We think there's an expanded chance of inclusion in any of the indices, and it addresses the discount to net asset value which has consumed many of our discussions.

Let me turn you to slide seven if I could, for a quick review of the transaction. Outlined in more detail in the appendix, but here I'm going to point out first this is a redemptive split of LSXM from Liberty to form new SplitCo, new SIRI. SplitCo will acquire SiriusXM in an all stock transaction to form this new SIRI. And in the split off, LSXM shareholders receive one share of new SIRI XM for every share of SiriusXM previously held, adjusted for the net liabilities we have at LSXM.

This will result in an exchange ratio estimated to be 8.4 shares of new SiriusXM per share of LSXM, subject to some minor adjustments that will happen at close based on outstanding cash balances and debt balances, etc. The estimate is based on the assumed net debt, as I said, as of Q2 '24 at LSXM, and note minus some various fees and expenses. The SIRI minority shareholders will receive one share of new SIRI for each share of SIRI they hold today in the merger.

So new SiriusXM, as I said, will have one single class of shares with one vote. This will be a tax free transaction. It is subject to some required approvals, including the majority vote of LSXM shareholders and tax opinions from our respective counsels. And as we noted, we expect to close this transaction sometime early in the third quarter of 2024.

So let me turn you, if I could, to slide eight. This outlines the simplified ownership structure at new SiriusXM. We believe this should eliminate the market overhang and ambiguity regarding the long-term shareholder relationship, and the former LSXM shareholders will own 81% of the combined company going forward and the former SIRI public shareholders will own 19%. I'm looking forward to remaining invested personally and my continued involvement as Chairman of the Board of the new SIRI.

This simplified structure better positions SIRI for the future for management and shareholders. We appreciate the work of management and the special committee in getting this deal done. I do look forward to a continued partnership with Jennifer, and I’m going to turn it over to her to let you have a few more details about how well-positioned SIRI is for the future and how well the business will do.

Jennifer Witz

Chief Executive Officer of SiriusXM

Thank you, Greg, and good morning, everyone. We're now on page nine. We are very pleased to have reached this agreement and are excited about how it positions SiriusXM for the future. I want to spend a moment just discussing how we got here and why we find this transaction compelling. After careful consideration, the special committee, working with its independent advisors, determined that this transaction with Liberty Media is in the best interest of SiriusXM and its stockholders and made a recommendation to the full SiriusXM Board of Directors which unanimously approved the transaction. In short, for SiriusXM, as Greg mentioned, this transaction provides greater strategic flexibility, a broader potential investor base, additional trading liquidity and float and an opportunity for more index inclusion, all of which we believe will help increase stockholder value.

This is an important time for SiriusXM, and one that will set the stage for the next phase in our value creation story. And I want to touch on some of the key elements of our strategy to transform the company for long-term growth. SiriusXM is the leader in audio entertainment in North America. We offer a differentiated service centered on our human curated live and exclusive content, which has enabled us to build this leading position in and out of the car.

Our unique content portfolio is underpinned by our exclusive channels, partnerships and personalities across music, news, talk, sports, entertainment and comedy. In music, we have exclusive artists and brand channels that super serve our passionate listeners including The Beatles Channel, Life with John Mayer and TikTok Radio, complemented by our homegrown music channels like Hits 1, Hip-Hop Nation and Octane, just to name a few. Beyond music, we continue to build out our portfolio of content on SiriusXM and through broader podcast distribution, with leading hosts like Howard Stern, Conan O'Brien, Kevin Hart, Megyn Kelly and our recently announced agreement with James Corden.

And lastly, we deliver consumers exceptional value as a one stop destination for sports fans. No other audio provider offers as much live sports content as SiriusXM. You would need six subscription streaming video services to get access to all the games SiriusXM offers. Beyond curating the best content in audio, SiriusXM benefits from a large subscriber base with 34 million paid subscribers in the U.S., and very low churn. We have 155 million enabled vehicles on the road. We've made meaningful progress in the continued rollout of our 360L platform. And we have an expanding EV footprint, including a new deal we announced with Rivian last week.

Building on our differentiated content, we are debuting our next generation streaming platform this week, with the launch of our new app. We are confident that this next generation platform will meet consumers' demands for a more personalized, easy to use listening experience both in and out of the car. We're building a set of solutions geared towards providing improved personalization and discovery in our products and in our marketing efforts. This new platform will serve as a foundation for further product enhancements and integrations going forward that will drive customer acquisition, engagement and ultimately retention, which all translate into future subscriber growth.

At SiriusXM, we are fortunate to have a loyal and engaged core audience who are Gen X and older. They represent about 25% of the market and are a large and very affluent consumer group. While we are well penetrated today in this segment, there is still room for growth here. We are incredibly focused on delivering a better user experience to appeal to our target growth audience as well, a younger, more diverse demographic comprising an additional 25% of the market, and we see a significant opportunity to improve penetration in this segment.

We've conducted a large amount of research around what this audience is looking for, and what has held them back from subscribing to SiriusXM in the past, and we know that a compelling price point is critical. We're launching a new $9.99 streaming only package to help capture demand across more listeners in more demographics. We also know that they are looking for the type of differentiated content that SiriusXM has to offer. And our next generation platform and new streaming product were designed with this group's needs for personalization and discovery in mind.

In addition to our robust subscription offering, SiriusXM today has a nearly $2 billion advertising business that reaches 150 million listeners across SiriusXM, Pandora and our broader podcasts and off platform ad network. We have invested significantly in advertising capabilities, creating a unique value proposition for advertisers to reach our scaled and diverse listener base.

Core to this strategy is our streaming network that aggregates listeners across our owned and operated properties, SiriusXM and Pandora, as well as a number of partner properties. We also have one of the largest podcast networks with more shows in the top 50 than any other company. All of this supports our ability to deliver durable results, including our industry leading EBITDA margins, and we hope this transaction enhances the visibility of this trajectory to analysts and investors.

Turning to page 10. We are pleased to be entering into this transaction from a position of financial strength. Underlying our strong financials is our solid balance sheet which enables SiriusXM to pursue our growth initiatives, while rapidly deleveraging and returning capital to stockholders at the same time. In terms of our capital allocation priorities, we expect to continue investing to drive long-term growth, including in our next generation platform with our first launch coming this week, as well as our next fleet of satellites.

Although the transaction will result in elevated net debt levels for SiriusXM, following the transaction, the company will be well-positioned to rapidly de-lever using free cash flow above and beyond our recurring dividend to reduce debt. We expect to return to our target low to mid three times leverage range sometime between the middle and end of 2025. We do not expect any change to our existing dividend policy, and we anticipate de-emphasizing share repurchases, although we will look to be opportunistic on this front, as we focus on achieving our deleveraging goals.

Turning to page 11, just before we open the call to Q&A, I want to emphasize a few key points. We see this as a highly beneficial transaction for all shareholders. There is meaningful opportunity ahead for SiriusXM as the leader in audio entertainment in North America as we leverage our next generation technology platform. We are delivering strong financial results while simultaneously investing in our future as we enter this next phase of value creation. And finally, our strong free cash flow generation abilities have been a cornerstone of our value proposition, and we are well-positioned to rapidly de-lever and deliver returns to our stockholders.

I'm thankful for our strong partnership with Liberty all these years and I look forward to continuing to work closely with Greg in his role of Chair of the Board, and I appreciate the work the special committee has done in getting us to this transaction. And I'll now turn the call back over to the operator so we can begin the Q&A portion of today's call.

Unknown Operator

Thank you. If you'd like to ask a question at this time, please press star, one, from your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two, if you'd like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

So that we may address questions for as many participants as possible, we ask you to please limit yourself to one question. If you have additional questions, you may requeue and, time permitting, those questions will be addressed. Thank you, and our first question today is from the line of Vijay Jayant with Evercore ISI. Please proceed with your question.

Unknown Analyst

Thank you. This is Ashton on the line for Vijay. I guess historically, SIRI has run its leverage at the lower end of the low to mid three target range. Should we expect you guys to get back to this range before you start buying back stock?

Jennifer Witz

So I'd say--

Greg Maffei

Go ahead, Jennifer.

Jennifer Witz

So Ashton, I'd say that we are very focused on the low to mid three times leverage ratio, and we're sticking to that. And the reason for the range of mid to late '25 is that we do want to be opportunistic on share repurchases. But other than that, we are very focused on the long-term leverage ratio that we've stated for the company.

Greg Maffei

Yeah, if I could just add to Jennifer. SiriusXM has the free cash flow capabilities to handle this leverage. We have a target to get down to three and a half to low threes. And we can get there in a meaningfully quick timeframe and still achieve, I think, some share repurchases if we see opportunities, just as she said, because it's the free cash flow capabilities are so strong here.

Unknown Analyst

Thank you.

Operator

Our next question comes from the line of Steven Cahill with Wells Fargo. Please proceed with your questions.

Steven Cahill

Wells Fargo

Thank you. A few for me, maybe first just Jennifer, you talked about the investments in NextGen, as well as satellites. I was wondering if you have any discretion over the cash flow profile, the CapEx for the satellite build as you manage through this period of debt reduction with a little bit of opportunistic share repurchase? And then additionally, I think the initial proposal might have included a cash dividend payment to SIRI shareholders; just curious if there's any context on why the Board ultimately decided for, I think, a bigger equity stake rather than the cash portion? And then finally, apologize, there's a lot of complexity in here, I just see that the share count is going to come down by a little bit through this transaction. Can you just help us understand where kind of those diluted shares go in that? Thank you.

Greg Maffei

Jennifer, you want to handle one and I'll handle the back half?

Jennifer Witz

Sure. Yeah. So I would say, Steven, we don't have a lot of discretion around the satellite CapEx. Our forecasts are built out, which we've provided some external guidance on the CapEx that we would expect over the next several years on that front. And that's really guided based on milestones and contractual payments. But we do have a material reduction and expect to be at or near zero in satellite CapEx in 2028, and probably run at that level for several years after that.

Greg Maffei

So as far as the changing of the transaction, I will let Jennifer add as well. I think there was a consensus that a transaction which brought less debt, that had a share repurchase at attractive prices for SiriusXM, and was able to execute more quickly as this transaction will, compared to the cash dividend transaction, was more attractive. And the fact that there will be the share repurchase, effectively. Retirement of those shares to offset the debt at SiriusXM means that results in a lower share count at SiriusXM.

Steven Cahill

Thank you.

Jennifer Witz

Yeah. I agree on that, that we're pleased that the leverage is lower than it might have been, and that the share count is lower.

Unknown Operator

Thank you. Our next question is from the line of Steven Laszczyk with Goldman Sachs. Please proceed with your questions.

Stephen Laszczyk

Goldman Sachs

Hey. Great. Thank you. Maybe two questions. First, for Greg, could you remind us what regulatory approvals, if any, are needed to complete this deal and how we should expect to see those play out from our end over the next couple of quarters? And then maybe just a follow up on share repurchases. Jennifer, once you hit your your leverage target of low to mid threes towards the tail end of 2025, how do you think about ramping capital returns post that? Share repurchases have been a big part of the SiriusXM story in the past. I'm curious if that would be your preferred way or if you think the dividend could play a larger component of that over the long-term? Thank you.

Greg Maffei

Stephen, thanks. I'll touch on the approvals. I think we'll need HSR, which we think is relatively pro forma. We'll need FCC approval for the transfer of the licenses; also relatively pro forma. And then there will be no vote of the SIRI shareholders, but there will be a vote of the LSXM shareholders, so we'll need a proxy to get through the SEC and that's probably the longest item to get done.

Jennifer Witz

Okay. And just in terms of future state share repurchases, we want to be opportunistic. I don't know that we can say specifically what we're going to do after the end of '25, but we've always had a mix of dividends and share repurchases, and so I would expect us to have that going forward. And just the nature of that mix will depend on a lot of factors going into '26, market conditions and where we are in our overall capital structure.

We don't have any maturities until 2026. So we are really well positioned in terms of our overall capital structure, but again, we'll be opportunistic on overall capital returns. And as Greg has highlighted, we have very strong free cash flow to enable that and continue that going forward.

Stephen Laszczyk

Okay. Thank you.

Unknown Operator

Our next question is from the line of Sebastiano Petti with J.P. Morgan. Please proceed with your questions.

Sebastiano Petti

J.P. Morgan

Hi. Thanks for taking the question. Just sticking with free cash flow for a moment, I think, Jennifer, there is some just overall questions about the bridge for, on a fundamental basis 2023 into 2024, as it pertains to the satellite CapEx, as well as other overall investments within the business. So maybe if you could perhaps provide us with a color on how investors should be thinking about the bridge there on a fundamental basis, pre-deal. Thank you.

Jennifer Witz

Yeah. So Sebastiano, we haven't provided guidance yet for '24, so we'll have a lot more detail on that as we go into our year-end call. But in general, we expect going into next year to continue our investments in our next generation platform. We're launching new streaming apps this week, as we've discussed, but we do continue to roll through our other aspects of our platform next year with the in car (inaudible) and the in car subscriber base migrating over to the new platform in the middle of next year. And we would expect to, or at least targeting at this stage, to migrate Pandora over to the new platform towards the end of next year.

So there'll be some continued investments in non-satellite CapEx there to support those efforts. And that, again, positions us really well to continue to iterate and innovate on our product set throughout next year and going into '25. And also, it helps us drive more efficiencies out of the business as all our products are on one platform. And then of course, as we've discussed on the satellite CapEx side, we have these elevated levels of satellite CapEx this year and next year, and then that starts to significantly reduce as we go into 2025. So again, we'll provide more detail on that, including the various other metrics that we typically provide guidance for in our year-end call.

Sebastiano Petti

One quick follow up. On the committed financing of $1.1 billion, can you comment on what does that look like, and will that ultimately be secured or unsecured? Thank you.

Jennifer Witz

Yeah, I don't think we're sharing any real details on that yet, but we feel very comfortable about the committed financing, and also the alternatives that we're going to have between now and close, which, of course, will depend on market conditions that exist at the time, but we do have the committed financing in place. And again, we feel like there are going to be other opportunities as well, if we need them.

Sebastiano Petti

Great. Thank you. Congrats.

Unknown Operator

Our next question is from the line of Jason Bazinet with Citi. Please proceed with your question.

Jason Bazinet

Citigroup

I just had a simple question as it relates to the terms of this agreement. Should investors think of those terms as fixed even if SIRI stock price or LSXMA moves around a lot? Are there provisions in the agreement to change those terms, if there are changes to the underlying share prices?

Greg Maffei

No, Jason, the terms are fixed. The really only variables will be what is the closing net debt for LSXM as the transaction closes with amount of debt—and that’s a very small range.

Unknown Operator

Thank you. Our next question comes from the line of Cameron Mansson-Perrone with Morgan Stanley. Please proceed with your question.

Cameron Mansson-Perrone

Morgan Stanley

Thank you, two, if I can. One quick one, just on the expected time to deal close, what's the confidence interval there or is there a range in terms of how quickly? It sounded like the LSXM shareholder vote will be the kind of constraining factor, but any kind of range of outcomes or is the 3Q pretty set in stone in terms of next year? And then, Greg, from a high level, it's been a kind of a long and winding road. Why was this transaction or the form of this transaction, why was this the best course of action for Liberty, ultimately? Thanks, guys.

Greg Maffei

I think the Q3 is a very realistic timeframe. We have high confidence in achieving the LSXM vote because the majority of the Board and the votes are supporting this. The long timeframe is really just how fast we can get through the SEC who is quite busy right these days. Why is it the best result, I think, enormous success to cap off a great deal and bring our shareholders directly into SIRI at a one for one. I think it's a great result for our shareholders and it's a great result for SIRI. I think it shows that our tracking stock structure ultimately does work. And while it has been a long and winding road, as you note, it's one that ultimately achieved a very excellent outcome both for LSXM shareholders and SIRI shareholders in our mind.

Cameron Mansson-Perrone

Got it. Thanks, guys.

Unknown Operator

Thank you. The next question comes from the line of David Joyce with Seaport Research Partners. Please proceed with your questions.

David Joyce

Seaport Research Partners

Thank you. On the OpEx front, given you still have some of the technology re-platforming ahead, is that risk still going to remain kind of elevated for the next couple quarters? And how does the volume of marketing play into that? Are there any other areas where you're cutting back on costs? I know you want to be marketing the new streaming service, but how should we think about that trajectory over the next few quarters on the cost side? Thanks.

Jennifer Witz

Sure. So on the technology side, we would expect that the continuing investment or platform would impact both OpEx and CapEx. And as you note, on the marketing side, we will be ramping up marketing efforts in support of the launch going into next year. And we've been able to offset a lot of those investments with ongoing cost efficiencies in the business, we talked about $40 million in net cost reduction being the quarterly amount in Q3, and we would expect that to be a run rate number going forward, and we continue to look for more efficiencies in the business.

Clearly, the the easier ones are faster to get done. And now, it requires a bit more investment upfront to have more automation throughout the business. But there are areas within marketing, certainly within our call center operations and other aspects of the business, where we continue to look for and find efficiencies and we would expect to be very diligent in that as we move into and through next year.

David Joyce

Thank you.

Unknown Operator

Thank you. Our next and final question comes from the line of Barton Crockett with Rosenblatt Securities. Please proceed with your questions.

Barton Crockett

Rosenblatt Securities

Okay. Great. Thanks for getting me in. I wanted to, Greg, ask you about what got Liberty to the place of believing that this transaction, which appears to not really have value for the control premium, you're not really getting a control premium, it appears to me, correct me if I'm wrong. What got you to the place of believing that that was appropriate for Liberty in this circumstance? And how do you think about that as a precedent for other circumstances where you've got a stock with a meaningful equity position, such as Charter? I mean, is this a precedent and how do we get comfortable that no control premium seems to be the right answer here?

Greg Maffei

Well, I think, Barton, this was a heavily negotiated transaction. There was a working precedent, but there's also probably--I can't speak for all the considerations that the special committee had and with whom we negotiated lengthily and with vigor, but I suspect they were looking at arguing at the discount or arguing that the premium wasn't worth it. I can't put my headset in all of their considerations, but I assume that was part of their calculus, and this is where we got to.

One of the things that's, you know Barton, when you own 83.5% of the company, which is what we did and what we do until the transaction closes, it has so little impact on the ratio, because if you get a premium, you lose 83.5% of it. If you accept a discount, you gain 83.5% of it. So everything naturally gravitated in this transaction toward one-to-one. It’s just the math because everything--$100 million premium ends up only being a $17 million premium. All of it just comes back. So I think that's part of also what led to the one-to-one.

As part of the precedent, I think each of these transactions--there are a lot of precedents out there about how these things get done, but each of these transactions does have stand-alone facts and circumstances and you'll have an independent committee on the other side, I suspect, if we ever try and negotiate another one of these, as we have in the past, we'll look at their facts and circumstances and argue their case as effectively as possible as we will. I'm very happy with the result and I hope our shareholders are too.

Barton Crockett

Okay. Thank you.

Hooper Stevens

Thanks, everybody, for joining us today. We look forward to continuing the conversation in the coming days and weeks. Take care.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the completion of the proposed split-off from Liberty Media of the Liberty SiriusXM tracking stock group (NASDAQ: LSXMA, LSXMB and LSXMK) (collectively “LSXM”), and its combination with SiriusXM to create a new public company (“New Sirius” or “SplitCo”) (the proposed split-off and combination, collectively, the Transactions”), the proposed trading of New Sirius common stock and other matters related to the proposed Transactions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, but not limited to: historical financial information may not be representative of future results; there may be significant transaction costs and integration costs in connection with the proposed transaction (including significant tax liability); the parties may not realize the potential benefits of the proposed Transactions in the near term or at all; an active trading market for New Sirius common stock may not develop; the uncertainty of the market value of the New Sirius common stock; the satisfaction of all conditions to the proposed transaction; the proposed transaction may not be consummated; Liberty Media and SiriusXM may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the proposed transaction may result in the diversion of management’s time and attention to issues relating to the proposed transaction and integration; unfavorable outcome of legal proceedings that may be instituted against Liberty Media and/or SiriusXM following the announcement of the proposed transaction; risks related to disruption of management time from ongoing business operations due to the proposed transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Liberty Media, New Sirius and/or SiriusXM’s risk profiles, which each company may not be able to mitigate effectively; and other risks and uncertainties detailed in periodic reports that Liberty Media and SiriusXM file with the Securities and Exchange Commission (“SEC”). These forward-looking statements speak only as of the date of this communication, and Liberty Media and SiriusXM expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s or SiriusXM’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media and SiriusXM, including their most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media or SiriusXM subsequently file with the SEC, for additional information about Liberty Media and SiriusXM and about the risks and uncertainties related to Liberty Media’s and SiriusXM’s businesses which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media, SiriusXM or New Sirius. The proposed offer and issuance of shares of New Sirius common stock in the proposed transactions will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement of Liberty Media, prospectus of New Sirius, and information statement of SiriusXM. LIBERTY MEDIA AND SIRIUSXM STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT WHEN IT IS AVAILABLE, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement is declared effective, the proxy statement/prospectus/ information statement and other relevant materials for the proposed transaction will be mailed to all Liberty Media and SiriusXM stockholders. Copies of these SEC filings will be available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518 or Sirius XM Holdings Inc., 1221 Avenue of the Americas, 35th Floor, New York, New York 10021, Attention: Investor Relations, (212) 584-5100.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LSXMA and LSXMB common stock in connection with the proposed transaction: John C. Malone, Chairman of Liberty Media’s Board of Directors, Robert R. Bennett, Derek Chang, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of Liberty Media’s Board of Directors, Gregory B. Maffei, Liberty Media’s President, Chief Executive Officer and Director, and Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management—Pro Forma Security Ownership of Management of Liberty Media Following the Reclassification” contained in Liberty Media’s registration statement on Form S-4 (the “S-4”), which was filed with the SEC on June 8, 2023 and is available at: https://www.sec.gov/Archives/edgar/data/1560385/000110465923069028/tm2232384-33_s4a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the S-4, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385&owner=exclude. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests will be contained in the proxy statement for Liberty Media’s special meeting of stockholders and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

SiriusXM anticipates that the following individuals will be participants (the “SiriusXM Participants”) in the solicitation of proxies from holders of Liberty Media’s LSXMA and LSXMB common stock in connection with the proposed transaction Gregory B. Maffei, Chairman of the SiriusXM Board of Directors, David A. Blau, Eddy W. Hartenstein, Robin P. Hickenlooper, James P. Holden, Evan D. Malone, James E. Meyer, Jonelle Procope, Michael Rapino, Kristina M. Salen, Carl E. Vogel and David Zaslav, all of whom are members of SiriusXM’s Board of Directors, Jennifer Witz, SiriusXM’s Chief Executive Officer and Director and Thomas D. Barry, SiriusXM’s Chief Financial Officer. Information regarding the SiriusXM Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Stock Ownership” contained in Sirius XM’s definitive proxy statement for its 2023 annual meeting of stockholders (the “2023 Proxy Statement”), which was filed with the SEC on April 21, 2023 and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/908937/000093041323001281/c105679_def14a-ixbrl.htm. To the extent that certain SiriusXM Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the 2023 Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, which are available at: https://www.sec.gov/edgar/browse/?CIK=908937&owner=exclude. Additional information regarding certain of the SiriusXM Participants in the proxy solicitation and a description of their interests will be contained in the information statement and other relevant materials to be filed with the SEC in respect of the contemplated transactions when they become available. These documents can be obtained free of charge from the sources indicated above.